

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-mail
Dave Taylor,
Chief Executive Officer
Taylor Consulting Inc.
16124 Rosecrans Avenue, #3H
La Mirada, CA 90638

> **Re: Taylor Consulting Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2012**
> **File No. 333-181226**

Dear Mr. Taylor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   •   Describe how and when a company may lose emerging growth company status;

   •   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of providing basketball sports consultation services. However, your disclosure shows that you had limited assets and revenues regarding the company's proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are $60,004. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

4.   We note that you are registering the resale of approximately 37% of your outstanding
        stock. In addition, we note that the selling shareholders have held their shares for less
        than six months. Please provide us with a detailed legal analysis explaining your basis
        for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being
        conducted by or on behalf of the issuer. Refer to Securities Act Rules Compliance and
        Disclosure Interpretations Question 612.09.

Risk Factors, page 8

5.   Please include a risk factor that discusses the risk of securing additional financing.

There is the risk of personal injuries and accidents in connection with basketball . . . , page 8

6.   Refer to the last sentence of this risk factor that states: "Although we maintain insurance
        policies that provide coverage . . . ." This is mitigating language. You should limit your
        Risk Factors section to an identification and brief description of each material risk. You
        may elaborate on the factors employed to minimize identified material risks in other
        places in the prospectus. Please revise.

Because one of our two executive officers holds a significant majority of our shares . . . , page 11

7.   It is unclear to us why you believe that there is a risk to the adequacy of your internal
        controls because management owns a significant percentage of your outstanding common
        stock. Please revise to elaborate.

Special Information Regarding Forward-Looking Statements, page 12

8.   We note your statement that you do not undertake any duty to update or revise any
        forward-looking statements. Please revise your disclosure and confirm to us that you will
        update or revise your disclosure as required by law.

Determination of Offering Price, page 12

9.   We note your disclosure that the offering price was determined based on the prior
        offering price in your private placement. We note that disclosure elsewhere indicates that
        shares sold in the private placement were priced at $0.02 per share. The price per share
        herein is $0.05. Please clarify why management determined to that the shares should be
        sold at a premium of $0.03 in this offering.

Selling Shareholders, page 13

10.   We note that some of the selling shareholders may be related. Please note that a person is
        generally regarded as the beneficial owner of securities held in the name of his or her
        spouse and minor children and revise accordingly. See Securities Act Release 33-4819

(Feb. 14, 1966). In addition, please revise the beneficial ownership table on page 18 as applicable.

Directors, Executive Officers, Promoters, and Control Persons, page 17

11.   For each of your directors, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for you company in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K for guidance.

Description of Business, page 20

12.   Please revise your Business or MD&A section to describe the company's plan of operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Revenue Recognition, page 24

13.   Please expand your disclosure to include greater detail regarding how you determine that all of the criteria for revenue recognition are met for each of your various levels of consultation. For example, discuss how you determine client acceptance for various types of feedback.

14.   Related to the comment above, we note that from inception through May 1, 2012 you had four significant events/consultations. In each of these cases, it appears that you have some continuing obligation, either to perform status checks and be available to answer questions or to host additional events to which players have been invited. Please clarify whether any of these obligations have resulted in a deferral of all or a portion of the revenue from the service.

Results of Operations, page 25

15.   Please clarify which of the activities discussed on page 21 had taken place as of the date of the financial statements and tell us how you have been able to provide such services without any direct or variable expenses. We note that each of your planned activities on page 24 have some cost associated with providing service.

Liquidity and Capital Resources, page 25

16.   We note your disclosure herein that you have commenced limited operations. Elsewhere in the document, you discuss that you have had "significant" operations since inception. Please revise for consistency throughout.

17.   Please revise to clarify that the funding provided by Mr. Taylor will be non-interest bearing. Please also discuss the funding agreement in your Related Party Transactions section of the prospectus.

OTC Bulletin Board Qualification for Quotation, page 27

18.   Please identify the FINRA Market Maker referenced in this section.

Exhibit 5.1 – Legality Opinion

19.   Please clarify the corporate records, certificates and other documents that counsel examined in rendering his opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Michael Williams